Exhibit 99.1

Safe Bulkers, Inc. Announces Closing of its Public Offering of Common Stock

Athens, Greece, April 15, 2011 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today the closing of its previously announced public offering of 5,000,000 shares of common stock (the “Public Offering”) at a price of $8.40 per share.  The gross proceeds from the Public Offering before the underwriting discount and other offering expenses were approximately $42 million.

The Company also granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of the common stock.

The Company plans to use the net proceeds of the Public Offering for vessel acquisitions, capital expenditures and for other general corporate purposes, including repayment of indebtedness.

Morgan Stanley and BofA Merrill Lynch acted as joint book-running managers and Evercore Partners acted as co-manager of the Public Offering, which is being made under an effective shelf registration statement.

The final prospectus supplement and accompanying base prospectus relating to the Public Offering have been filed with the Securities and Exchange Commission (“SEC”) and are available at the SEC’s website at http://www.sec.gov.  Copies of the final prospectus supplement and accompanying base prospectus relating to the Public Offering may also be obtained from Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, Attn: Prospectus Department, email: prospectus@morganstanley.com, or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire eleven additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Matthew Abenante

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com